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                           December 16, 2021

       Jeffrey Crystal
       Chief Financial Officer
       Intertape Polymer Group Inc.
       9999 Cavendish Blvd.
       Suite 200
       Ville St. Laurent , Quebec , Canada H4M 2X5

                                                        Re: Intertape Polymer
Group Inc.
                                                            Form 20-F for the
Year Ended December 31, 2020
                                                            Filed March 26,
2021
                                                            File No. 001-10928

       Dear Mr. Crystal:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2020

       Item 5: Operating and Financial Review and Prospects (Management's Discussion & Analysis)
       Outlook, page 55

   1. We note the Company's expectations for future periods including Adjusted EBITDA and
                                                        Free Cash Flow in your
Form 20-F and in your earnings release 6-K filings. Please
                                                        present and reconcile
these non-GAAP measures to the most directly comparable GAAP measures in accordance
with Items 100(a)(1) and (2) of Regulation G and 10(e)(1)(i)(A)
                                                        and (B) of Regulation
S-K.
 Jeffrey Crystal
Intertape Polymer Group Inc.
December 16, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at (202) 551-3777 or Kevin Woody at
(202) 551-3629
with any questions.



FirstName LastNameJeffrey Crystal                         Sincerely,
Comapany NameIntertape Polymer Group Inc.
                                                          Division of
Corporation Finance
December 16, 2021 Page 2                                  Office of
Manufacturing
FirstName LastName